UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

March 7, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER ADOPTS SHAREHOLDER RIGHTS PLAN

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) announces that its Board of Directors has approved the adoption of a Shareholder Rights Plan (the “Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction.

The Company is not aware of any pending or threatened take-over bids for the Company, and it is not the intention of the Plan to prevent take-over bids. The Plan is intended to ensure that all shareholders are treated equally and fairly in any such transaction. The Plan has been adopted in order to provide the Company’s Board of Directors with sufficient time to assess and evaluate any take-over bid or other control transaction and to explore and develop alternatives for maximizing shareholder value.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record at 5:00 pm, Vancouver time, on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company and be represented by the share certificates for such common shares.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

Although the Plan has become effective upon its adoption by the Board of Directors, in accordance with stock exchange requirements it will be submitted to shareholders of the Company for ratification at the next annual shareholders meeting. If ratified, the Plan will continue until the annual general meeting of shareholders in 2012.

The Plan is subject to acceptance by the Toronto Stock Exchange.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Signed: “Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: March 12, 2008